SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                 EMB Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    2886 1820
                                 (CUSIP Number)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [X ]     Rule 13d-1(b)
                  [  ]     Rule 13d-1(c)
                  [  ]     Rule 13d-1(d)

         Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)


                                  SCHEDULE 13G

CUSIP No. 460093404

1        NAME OF REPORTING PERSON
                  Millenco L.P.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) / /
                                                             (b) / /
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         5        SOLE VOTING POWER
                       1,447,532

         6        SHARED VOTING POWER
                       0

         7        SOLE DISPOSITIVE POWER
                       1,447,532

         8        SHARED DISPOSITIVE POWER
                       0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       1,447,532

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*
                  / /

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  5.0%

12       TYPE OF REPORTING PERSON*
                  BD


                                  SCHEDULE 13G

Item 1.

          (a)  Name of Issuer:

               EMB Corporation

          (b)  Address of Issuer's Principal Executive Offices:

               3200 South Bristol - Eighth Floor
               Costa Mesa, California  92626

Item 2.   Name of Person Filing

          (a)  Name of Person Filing:

               Millenco L.P.

          (b)  Address of Principal Office:

               666 5th Avenue
               New York, New York   10103

          (c)  Citizenship:

               Delaware

          (d)  Title of Class of Securities:

               Common Stock, No Par Value Per Share

          (e)  CUSIP Number:

               2686 1820


Item 3.  If Statement is filed pursuant to Rules 13(d)-1(b) or
         13d-2(b), check whether Person Filing is a:

                  (a) /X/ Broker or Dealer registered under Section 15 of
                          the Act.
                  (b) / / Bank as defined in section 3(a)(6) of the Act
                  (c) / / Insurance Company as defined in section 3(a)(19)
                          of the Act.
                  (d) / / Investment Company registered under section 8 of
                          the Investment Company Act.
                  (e) / / Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
                  (f) / / Employee Benefit Plan, Pension Fund which is
                          subject to the provisions of the Employee
                          Retirement Income Security Act of 1974 or
                          Endowment Fund; see 240.13d-1(b)(1)(ii)(F)
                  (g) / / Parent Holding Company, in accordance with
                          240.13d-1(b)(1)(ii)(G) (Note:  See Item 7)
                  (h) / / Group, in accordance with 240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership.

         The information in Items 1 and 5 through 11 in the cover page (page 2) hereof is hereby incorporated by reference.

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of Members of the Subsidiary Which Acquired the Securities Being Reported onby the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.


                                            Signature:

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Millenco L.P.


By: Millennium Management, L.L.C.
    General Partner

By: /s/ Terry Feeney
    -----------------------
    Terry Feeney
    Chief Administrative Officer

Date: February 14, 2000